                                                                       Exhibit 1


                               TROY SYSTEMS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2000
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                                TABLE OF CONTENTS

DESCRIPTION                                                                PAGE
Independent Auditors' Report                                                 1

Consolidated Balance Sheet                                                   2

Consolidated Statement of Operations                                         3

Consolidated Statement of Stockholders' Equity                               4

Consolidated Statement of Cash Flows                                         5

Notes to Consolidated Financial Statements                                 6-12


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
TROY Systems, Inc.

We have audited the accompanying consolidated balance sheet of TROY Systems, Inc. and subsidiary as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TROY Systems, Inc. and subsidiary as of December 31, 2000, and their consolidated results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



February 7, 2001
Bethesda, Maryland                          /s/ Rubino & McGeehin, Chartered

                               TROY SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000


                                   ASSETS

Current assets
   Accounts receivable, net                                      $ 8,913,865
   Other receivables                                                  13,643
   Prepaid expenses                                                  104,843
                                                                 -----------
       Total current assets                                        9,032,351

Property and equipment, net                                          481,577
Deposits                                                              63,578
Investments in marketable securities                                   6,203
Stockholder receivables                                              326,707
Cash surrender value of life insurance                               242,061
                                                                 -----------
       Total assets                                              $10,152,477
                                                                 ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Cash overdraft                                                $    88,398
   Line of credit                                                    654,820
   Accounts payable and accrued expenses                           2,807,033
   Billings in excess of revenue recognized                          800,666
   Capital leases                                                     89,435
   Note payable                                                            -
                                                                 -----------
       Total current liabilities                                   4,440,352
   Capital leases, less current maturities                           122,172
                                                                 -----------
       Total liabilities                                           4,562,524
                                                                 -----------

Stockholders' equity
   Common stock, $0.01 par value, 3,000 shares
     authorized, issued, and outstanding                                  30
   Additional paid-in capital                                            970
   Accumulated other comprehensive income                           (161,943)
   Retained earnings                                               5,750,896
                                                                 -----------
       Total stockholders' equity                                  5,589,953
                                                                 -----------
       Total liabilities and stockholders' equity                $10,152,477
                                                                 ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               TROY SYSTEMS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000



Contract revenue                                       $ 36,210,986
                                                       ------------

Contract costs
   Direct labor                                          15,145,708
   Other direct costs                                     6,061,830
                                                       ------------

       Total contract costs                              21,207,538
                                                       ------------

Gross profit                                             15,003,448

Indirect expenses                                        11,837,737
                                                       ------------

Income from operations                                    3,165,711

Other income (expense)
   Interest income                                           33,669
   Interest expense                                        (277,519)
   Miscellaneous                                           (123,586)
                                                       ------------

Net income                                                2,798,275

Other comprehensive income -
   Unrealized holding loss on available-for-sale
securities                                                 (117,859)
                                                       ------------

Comprehensive income                                   $  2,680,416
                                                       ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               TROY SYSTEMS, INC.
                           CONSOLIDATED STATEMENT OF
                              STOCKHOLDERS' EQUITY
                         YEAR ENDED DECEMBER 31, 2000

                                                                   ACCUMULATED OTHER
                                                                     COMPREHENSIVE                             TOTAL
                                 COMMON           ADDITIONAL      INCOME - UNREALIZED     RETAINED         STOCKHOLDERS'
                                 STOCK         PAID-IN CAPITAL        HOLDING LOSS        EARNINGS            EQUITY
                                 ------        ---------------    -------------------     --------         -------------

Balance, December 31, 1999          30                 970                (44,084)         2,952,621          2,909,537

Net income                           -                   -                      -          2,798,275          2,798,275

Unrealized holding loss
    on available-for-sale
    securities                       -                   -               (117,859)                 -           (117,859)
                                 -----             -------            -----------        -----------        -----------

Balance, December 31, 2000       $  30             $   970            $  (161,943)       $ 5,750,896        $ 5,589,953
                                 =====             =======            ===========        ===========        ===========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               TROY SYSTEMS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2000


Cash flows from operating activities:
   Net income                                                 $ 2,798,275
   Reconciling adjustments -
     Depreciation and amortization                                295,471
     Loss on disposal of property and equipment                     5,392
     (Increase) decrease in:
       Accounts receivable, net                                   962,825
       Other receivables                                           82,464
       Prepaid expenses                                           (35,224)
       Other assets, including stockholder advances                 8,079
     Increase (decrease) in:
       Accounts payable and accrued expenses                     (656,406)
       Billings in excess of revenue recognized                   800,666
                                                              -----------

       Net cash provided by operating activities                4,261,542
                                                              -----------

Cash flows from investing activities:
   Acquisition of property and equipment                          (51,995)
   Increase in cash surrender value of life insurance            (135,616)
   Proceeds from disposal of property and equipment                 5,927
                                                              -----------

       Net cash used by investing activities                     (181,684)
                                                              -----------

Cash flows from financing activities:
   Cash overdraft                                                   9,411
   Net (decrease) increase in line of credit                   (4,015,133)
   Decrease in note payable                                       (39,844)
   Payment of capital lease obligations                           (34,292)
                                                              -----------

       Net cash (used) provided by financing activities        (4,079,858)
                                                              -----------

Net change in cash                                                      -

Cash, beginning of year                                                 -
                                                              -----------

Cash, end of year                                             $         -
                                                              ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               TROY SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2000


1.       ORGANIZATION

         TROY Systems, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 26, 1984. The Company is a provider of information technologies, solutions, and value-added services to both government and private industry. The Company derives its revenues from system development, networking, engineering, integration services, and information systems security and its primary customer is the federal government.

         iNEX Corporation (iNEX), is a wholly owned subsidiary of the Company, incorporated under the laws of Delaware on July 9, 1996, for the purpose of providing information systems and technology support to commercial customers. During 1998, iNEX sold substantially all its property and equipment then discontinued operations (Note 9). iNEX was dormant during 2000.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary iNEX. All significant intercompany transactions and accounts have been eliminated in consolidation.

         REVENUE RECOGNITION

         Revenue from cost-plus-fixed-fee contracts is recognized on the basis of direct costs plus indirect costs incurred and an allocable portion of the fixed fee. Revenue from fixed-price contracts is recognized on the percentage-of-completion method, with costs and estimated profits recorded as work is performed. Revenue from time and material contracts is recognized based on fixed hourly rates for direct labor hours expended. The fixed rate includes direct labor, indirect expenses and profit. Material or other specified direct costs are recorded at actual cost.

         Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

         DEPRECIATION AND AMORTIZATION

         Property and equipment are stated at cost and depreciated by charges to operating expenses on the straight-line method using the estimated useful life of the asset over three to seven years. Maintenance and repair costs are charged to expense as incurred. Replacements and betterments are capitalized. At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation or amortization accounts are relieved of the applicable amounts and any gain or loss is credited or charged to operating expenses. Property and equipment purchased under government contracts, subject to reversion to the government, are expensed as contract costs.

         INCOME TAXES

         The Company is treated, for income tax purposes, as an S corporation under Subchapter S of the Internal Revenue Code (the Code) and under relevant sections of the tax law of the various states that conform to the Code. As an S corporation, the net income or loss of the entity is reportable on the personal tax return of the stockholders. Consequently, no provision for income taxes from continuing operations has been reflected in the accompanying financial statements. State taxes paid to jurisdictions not recognizing the S corporation status were $1,255 during 2000.

         iNEX is treated for income tax purposes as a C corporation under the Code. With respect to iNEX, the Company recognizes income tax expense for financial statement purposes following the asset and liability approach for computing deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reporting and tax basis of assets and liabilities based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is likely that some portion or all of the deferred tax assets will not be realized.

         At December 31, 2000, iNEX has a net deferred tax asset of approximately $33,000, resulting primarily from net operating losses. The deferred tax asset has been fully reserved by a valuation allowance.

         MARKETABLE SECURITIES

         Investments in marketable securities, which are considered available for sale, are carried at estimated fair value, with changes in fair value recognized as a separate component of stockholders' equity.

         CASH AND CASH EQUIVALENTS

         Cash accounts are maintained with federally insured financial institutions. Cash balances often exceed federally insured limits. Management, however, does not consider this a significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers commercial paper, funds invested in overnight deposit agreements, and temporary investments with original maturities of 90 days or less, to be cash equivalents.

3.       ACCOUNTS RECEIVABLE

         Accounts receivable consist of the following:

                Billed

                 U.S. Government
                     Prime contracts                                           $  7,195,248
                     Subcontracts                                                 1,108,104
                                                                               ------------
                                                                                  8,303,352
                  Commercial and other                                               83,845
                                                                               ------------
                         Total billed                                             8,387,197
                                                                               ------------

                Unbilled
                 U.S. Government
                     Prime contracts                                                770,185
                     Subcontracts                                                    47,888
                                                                               ------------
                         Total unbilled                                             818,073
                                                                               ------------

                Less:  reserve for uncollectable receivables                       (291,405)
                                                                               ------------

                Accounts receivable, net                                       $  8,913,865
                                                                               ============

         Billed receivables are expected to be collected within the next fiscal year. Unbilled accounts receivable consist primarily of amounts not billable at year-end, and the excess of actual indirect cost rates over provisional rates used for billings. The excess generally becomes billable at completion of government audits of indirect rates (Note 8). Accordingly, unbilled receivables will likely be billed and collected after one year from the balance sheet date. The liability, billings in excess of revenue recognized, represents the excess of provisional indirect cost rates used for contract billings over actual rates, and the excess of amounts billable under certain contracts over revenue recognized based on percentage of completion calculations.

4.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:


                Furniture                                                      $     242,896
                Computers                                                            977,138
                Office equipment                                                      83,530
                Computer software                                                     78,545
                Leasehold improvements                                                79,438
                                                                               -------------
                                                                                   1,461,547
                Accumulated depreciation and amortization                           (979,970)
                                                                               -------------

                       Property and equipment, net                             $     481,577
                                                                               =============

5.       FINANCING

         At December 31, 2000, the Company had a bank line of credit for $6,500,000 which expires in May 2001. Borrowings under the line of credit are based on accounts receivable and bear interest at the LIBOR plus 2.5% per annum. Interest is payable monthly. The line of credit is secured by substantially all of the Company's accounts receivable. At December 31, 2000, the outstanding balance was $654,820.

         Interest expense incurred and paid during 2000 was $277,519.

6.       RELATED PARTY TRANSACTION

         The Company has a note receivable from a principal stockholder of $293,545 at December 31, 2000. This note is collateralized by a deed of trust on the stockholder's residence. Accrued interest only is payable annually at a rate of 4.52% per annum. The principal is due December 2004. There is also an additional receivable from the stockholder of $33,162 at December 31, 2000.

7.       EMPLOYEES' SAVINGS PLAN

         The Company has a 401(k) profit sharing plan covering substantially all of its employees. Contributions consist of voluntary salary reductions and company contributions. Eligible employees may contribute up to 15% of salary to the plan. The Company's discretionary matching contribution is determined at the end of each fiscal year by the Board of Directors. Company contributions to the plan was $457,072 for the year ended December 31, 2000.

8.       COMMITMENTS AND CONTINGENCIES

         CAPITAL LEASES

         The Company has entered into several equipment leases which are classified as capital leases. The economic substance of such transactions is that the Company is acquiring assets using lease financing. During 2000, such additions of property and equipment totalled $200,846. The future minimum lease payments under capital leases as of December 31, 2000, are as follows:

                 Year ending December 31, 2001                              $     93,041
                                          2002                                    69,526
                                          2003                                    53,726
                                                                            ------------

                 Total minimum lease payments                                    216,293
                 Less:  amount representing interest                              (4,686)
                                                                            ------------

                 Present value of net minimum lease payments                     211,607
                 Less:  current portion                                           89,435
                                                                            ------------

                 Long-term portion                                          $    122,172
                                                                            ============


         At December 31, 2000, equipment under capital leases of $204,331, net of accumulated depreciation of $57,697, is included with property and equipment.

         OPERATING LEASES

         The Company has leases for office space and equipment under various operating leases. The Company's principal lease in Fairfax, Virginia expires January 31, 2007.

         The future minimum lease payments under these operating leases are as follows:

                 Year ending December 31, 2001                              $  1,242,000
                                          2002                                 1,186,000
                                          2003                                   995,000
                                          2004                                   812,000
                                          2005                                   835,000
                                          Thereafter                           1,662,000
                                                                            ------------
                                                                            $  6,732,000
                                                                            ------------

         Total rent expense for these leases for the year ended December 31, 2000, was $1,252,400, net of sublease income of $9,004 for 2000.

         DEFERRED INCENTIVE COMPENSATION PLANS

         During the year ended December 31, 2000, the Company adopted a deferred compensation plan for certain management and key employees. Deferred compensation awards are at the sole and absolute discretion of the Company's Board of Directors and are recognized as expense over the vesting period which is usually two years. Any participants granted an award may elect to also defer a portion of salary earned while working for the Company. Both deferred compensation awards and deferred salary are invested by plan's administrators (the Company's Board of Directors) and not distributed to participants until they terminate employment in the Company or meet other requirements specified in the plan. On December 31, 2000, deferred compensation awards totaling approximately $276,000 were made, of which $138,000 will be recorded as expense in each of 2001 and 2002.

         Also during 2000, the Company adopted a vested bonus plan for certain management and key employees. Awards are at the discretion of the Company's Board of Directors and are recognized as expense as vested which is usually 25% at the award date, 50% after one year, and 100% after two years. Participants must be actively employed to receive payment. As of December 31, 2000, vested bonus awards totalling approximately $350,000 were made, of which $88,000 was recorded as expense in 2000, and $88,000 and $174,000 will be recorded and paid in 2001 and 2002, respectively.

         DCAA AUDITS

         Substantially all of the revenue of the Company represents payments made by the U.S. Government on prime contracts and subcontracts. Contract costs are subject to audit by the Defense Contract Audit Agency (DCAA). Disallowance of contract costs by DCAA would adversely affect the Company's financial statements by reducing contract profitability. DCAA has completed audits of the Company's incurred cost submissions through fiscal year 1996, resulting in no material adjustments. In the opinion of management, any adjustments by DCAA for unaudited years will not materially affect the Company's financial statements.

9.       DISCONTINUED OPERATIONS

         iNEX

         During 1997, the Company decided to discontinue the operations of iNEX. On June 18, 1998, the sale of substantially all iNEX's assets to ITC Learning Corporation (ITC) was completed for cash and ITC stock due at closing and additional ITC stock due at a later date. iNEX was subsequently dormant during 1999 and 2000.

         On December 3, 1999, the Company increased its ownership interest in iNEX from 80% to 100% and assigned the remaining receivable of ITC stock to iNEX. The market value for the ITC stock held by iNEX and the Company is included in the consolidated balance sheet as investment in marketable securities.